Bionomics Limited

03037919

25 November 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

dw 12/4

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
25 November 2003

BIONOMICS EPILEPSY RESEARCH TO BE FUNDED BY NIH

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that key research relating to its animal model of epilepsy will be funded by the NIH (US National Institutes of Health). NIH is considered one of the world's foremost medical research centres.

The research will be conducted by Bionomics' collaborators, the Howard Florey Institute, in collaboration with University of Wisconsin-Madison, pursuant to an NIH grant valued at approximately US$1.7 million over five years.

"The NIH Grant covers research using Bionomics' animal model of epilepsy to understand in greater detail the underlying causes of epilepsy and to identify new approaches for drug design," said Dr Steven Petrou, Bionomics' Vice President CNS Research and a Research Fellow at Howard Florey Institute. "The advantage of undertaking this research with Bionomics' animal model is that we are using a model which closely reflects inherited epilepsy in humans, which is a tool that has not previously been available to the research community."

Dr Deborah Rathjen, Bionomics' CEO and Managing Director, said "The award of this grant is an endorsement of the quality and innovation inherent in Bionomics' ionX® platform." Dr Rathjen stated that around 30 percent of epilepsy patients are unable to obtain effective control of their seizures with existing drugs. "The research conducted under this grant will build on the comprehensive intellectual property portfolio built by Bionomics to support the development of new drugs and diagnostic products to meet the needs of this serious medical condition," said Dr Rathjen.

Bionomics is progressing an epilepsy drug discovery program pursuant to a A$2.87 million R&D Start Grant which commenced in July 2003 and is developing diagnostic products for epilepsy with US-based Nanogen, Inc.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts

(ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101